UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Statement re Groupe Les Echos




19 June 2007



STATEMENT REGARDING GROUPE LES ECHOS


Pearson confirms that it is considering strategic options for Groupe Les Echos.


This process will establish whether a potential sale of Groupe Les Echos may create value for Pearson's shareholders and enable Les Echos' editorial independence to continue and its people to prosper under a new owner.


Groupe Les Echos includes Les Echos, France's leading business newspaper; lesechos.fr, France's leading business media website; Enjeux, a leading business magazine; and other specialist financial information services. In 2006, Groupe Les Echos contributed EUR126m of sales and EUR10m of operating profit to Pearson



A further announcement will be made in due course.



For more information:


Luke Swanson + 44 (0)20 7010 2310


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 19 June 2007

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary